UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

Commission File Number 001-04192

MFC Bancorp Ltd.
(Translation of registrant's name into English)

Floor 21, Millennium Tower, Handelskai 94-96, A-1200, Vienna, Austria
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

News Release

NEWS RELEASE for March 31, 2004 at 7:35AM EST
Contact:	Allen & Caron Inc
	Joseph Allen (investors)	Rene Randall
	(212) 691-8087	(604) 683-8286
	joe@allencaron.com	rrandall@bmgmt.com
or
Len Hall (media)
(949) 474-4300
len@allencaron.com

MFC BANCORP LTD. REPORTS INCREASED EARNINGS OF 18% FOR 2003

NEW YORK CITY (April 14, 2004) - - - MFC Bancorp Ltd. (Nasdaq: MXBIF and Frankfurt Stock Exchange: MFC GR), reported today its financial results for the year ended December 31, 2003. All figures are in U.S. dollars.

For the year ended December 31, 2003, revenues increased to $316.9 million compared with $180.0 million in the previous year. The increase in revenues was a result of acquisitions and increased trading volume. Net income for 2003 increased 18% to $38.0 million, or $2.78 per share on a diluted basis, compared with $32.1 million, or $2.35 per share on a diluted basis in the prior year.

Revenues for the fourth quarter 2003 increased to $98.1 million, compared to $78.9 million in the fourth quarter of 2002. Net income for the fourth quarter 2003 was $17.8 million, or $1.27 per share on a diluted basis, compared with $18.2 million, or $1.32 per share on a diluted basis in the same quarter last year. The decrease in quarter comparisons reflected increases in general and administrative costs and income taxes.

Cash and securities on hand increased 41% to $147.3 million from $104.5 million. Total assets increased to $313.0 million from $282.7 million in the prior year. Liabilities were $84.8 million (net of the shareholders distribution liability) compared to $98.5 million in 2002.

-MORE-

MFC BANCORP / KHD HUMBOLDT WEDAG AG

Michael Smith, President of MFC Bancorp Ltd., commented: "We were pleased with the year -end results. 2003 was a transition year for MFC, with substantial effort in laying the ground-work for the Company's expansion into China. We have opened offices in Hong Kong and Shanghai and recently acquired control of Med Net International, which operates technically-advanced eye-care centers in China. Also as announced, we acquired KHD Humboldt Wedag AG, a Germany-based supplier of equipment and engineering services in the area of coal, cement and mineral-processing technologies, a company that we believe is well-placed to increase our commodity trading and finance business in China and other markets." **

Smith continued, "The previously announced distribution of our cobalt-related assets for the benefit of MFC shareholders, is on schedule.** The cobalt refinery is producing on schedule and within its budget. We expect to issue an announcement shortly regarding the timing of the cobalt-asset distribution. The distribution will occur without any incidence of tax to the MFC shareholders.

During the first quarter of 2004, we called for the redemption of our $12.6 million 8% Convertible Bonds due 2008. The majority of these Bonds were converted into shares of MFC, leaving the Company with negligible long term debt.

In summary, we believe, that with our strong liquidity position and underleveraged balance sheet, 2004 should be a year of increasing opportunities for MFC, particularly in the growing markets in China and the surrounding region."

About MFC Bancorp Ltd.

MFC Bancorp Ltd. owns companies that operate in the financial services industry, specializes in merchant banking and commodities trading internationally. To obtain further information on the Company, please visit our web site at http://www.mfcbancorp.com.

"This press release contains statements that constitute "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to differ materially from the anticipated results expressed or implied by such forward looking statements. Forward-looking statements in this release are indicated with the symbol "**" and include the statements that: (1) the company believes that KHD Humboldt Wedag AG is well-placed to increase the Company's commodity trading and finance business in China and other markets; and (2) the tax free distribution of the Company's cobalt assets is on schedule

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MFC BANCORP LTD. REPORTS INCREASED EARNINGS OF 18% FOR 2003
Page -3-

Factors that could cause actual results to differ materially from anticipated results in connection with the Company's predicted increase in its commodity trading finance business include risks and uncertainties such as: general market conditions that may adversely impact revenue generated by the Company's commodity trading business; the demand for KHD Humboldt's products and services in China and other markets; the number of competitors with competitively priced products and services; the uncertaintly of government regulation and politics in China and other markets; product development or other initiatives of the Company's competitors; and other risks and uncertainties detailed in the Company's Annual Report on Form 20-F and other reports filed with the Securities and Exchange Commission. Factors that could cause actual results to differ materially from anticipated results in connection with the Company's tax-free distribution of its cobalt-related assets include the necessity to obtain regulatory and shareholder approval for the distribution of these assets.

-FINANCIAL TABLES FOLLOW-

MFC BANCORP LTD. REPORTS INCREASED EARNINGS OF 18% FOR 2003
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MFC BANCORP LTD.
CONSOLIDATED BALANCE SHEETS
as of December 31, 2003 and 2002
(Audited)
(amounts in U.S. dollars; in thousands)

	2003	2002
ASSETS
Cash and cash equivalents	$ 112,544	$ 64,835
Securities	34,790	39,661
Loans	13,055	49,303
Receivables	38,972	34,157
Commodity investments	8,484	8,338
Properties	47,621	46,188
Resource property	27,889	23,263
Goodwill	12,478	10,390
Equity method investments	12,307	5,012
Prepaid and other	4,903	1,565
	$ 313,043	$ 282,712

LIABILITIES
Accounts payable and accrued expenses	$ 41,854	$ 30,094
Debt	25,764	43,554
Deposits	17,166	24,815
Distribution payable	55,501	-0-
	140,285	98,463

Minority interests	3,734	3,641

SHAREHOLDERS' EQUITY
Common stock	47,888	44,485
Cumulative translation adjustment	(13,245)	11,859
Retained earnings	134,381	124,264
	169,024	180,608

	$ 313,043	$ 282,712

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MFC BANCORP LTD. REPORTS INCREASED EARNINGS OF 18% FOR 2003
Page -5-

MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2003 and 2002
(Audited)
(amounts in U.S. dollars; in thousand, except per share data)

	2003	2002

Financial services revenue	$ 316,863	$ 180,006
Expenses
Financial services	254,990	111,290
General and administrative	19,489	22,637
Impairment of goodwill	- -	10,203
Interest	3,398	6,010
Total expenses	277,877	150,140

Income before income taxes and minority interests	38,986	29,866
Income tax (expense), recovery	(648)	2,214

	38,338	32,080
Minority interests	(334)	49
Net income	$ 38,004	$ 32,129

Earnings per share
Basic	$ 2.91	$ 2.48
Diluted	$ 2.78	$ 2.35

Weighted average shares outstanding
Basic	13,054,727	12,931,117
Diluted	14,128,621	14,170,161

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC Bancorp Ltd.

/s/ Michael J. Smith
Michael J. Smith, President
Date: April 15, 2004